Exhibit 23.1

Consent of Independent Registered Public Accounting Firm
The Board of Directors of Keane Group, Inc.:
We consent to the incorporation by reference in the registration statements (Nos. 333‑215734) on Form S‑8 and (Nos. 333‑222831) on Form S‑3 of Keane Group, Inc. of our reports dated February 27, 2019, with respect to the consolidated and combined balance sheets of Keane Group, Inc. as of December 31, 2018 and 2017, the related consolidated and combined statements of operations and comprehensive income (loss), changes in owners’ equity, and cash flows for each of the years in the three‑year period ended December 31, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 31, 2018, which reports appear in the December 31, 2018 annual report on Form 10‑K of Keane Group, Inc.

/s/ KPMG LLP

Houston, Texas
February 27, 2019